DIMENSION THERAPEUTICS, INC.

840 Memorial Drive

Cambridge, MA 02139

November 18, 2016

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Dimension Therapeutics, Inc.

Registration Statement on Form S-3

File No. 333-214539

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Dimension Therapeutics, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-214539) (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern Time on November 22, 2016, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

1.	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3.	the Registrant may not assert staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Dimension Therapeutics, Inc.

By:	/s/ Jean Franchi
Name:	Jean Franchi
Title:	Chief Financial Officer

Cc:	Kingsley Taft, Esq. (Goodwin Procter LLP)

Ryan Sansom, Esq. (Goodwin Procter LLP)